[Letterhead of Wachtell, Lipton, Rosen & Katz]

January 19, 2017

VIA FEDEX AND EDGAR

Sandra B. Hunter

Office of Real Estate and Commodities

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Regency Centers Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed January 17, 2017
File No. 333-215241

Dear Ms. Hunter:

On behalf of Regency Centers Corporation (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4 filed with the Commission on December 22, 2016, as amended on January 17, 2017 (the “Registration Statement), we submit this letter containing the Company’s responses to the Comment Letter.

In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 2”) on the date hereof. We are separately furnishing to the Staff two courtesy copies of Amendment No. 2 marked to show the changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses.

Exhibit 8.3

1.	We note on page 2 of the opinion of Foley & Lardner LLP that the opinion has assumed that “Equity One will receive an opinion of counsel, on which the Company may rely, to the effect that, at all times since Equity One’s taxable year ended December 31, 1995 and through the Closing Date, Equity One has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled Equity One to meet, through the Effective Time of the Merger, the requirements for qualification and taxation as a REIT under the Code.” Please file this opinion of counsel to Equity One as an exhibit to your registration statement or remove this assumption from Foley & Lardner LLP’s opinion. Please see Staff Legal Bulletin No. 19 and Securities Act Rule 436(f).

Response: In response to the Staff’s comment, Foley & Lardner LLP’s opinion has been revised and re-filed as Exhibit 8.3 to Amendment No. 2 and Kirkland & Ellis LLP’s opinion regarding Equity One’s qualification as a REIT has been filed as Exhibit 8.4 to Amendment No. 2.

*    *    *    *    *    *

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1234 or by email at AOEmmerich@wlrk.com.

Sincerely,

/s/ Adam O. Emmerich

Adam O. Emmerich

cc:	Regency Centers Corporation
Barbara C. Johnston

Wachtell, Lipton, Rosen & Katz
Robin Panovka
Edward J. Lee

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